UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number: 001-36430

Tuniu Corporation

6, 8-12th Floor, Building 6-A, Juhuiyuan

No. 108 Xuanwudadao, Xuanwu District

Nanjing, Jiangsu Province 210023

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒     Form 40-F      ☐

Tuniu Announces Changes to Committee Composition

Tuniu Corporation (NASDAQ: TOUR) (“Tuniu” or the “Company”) announced the appointments of Mr. Haijin Cheng as the new chairman of the Company’s audit committee, Mr. Jack Xu as the new chairman of the Company’s compensation committee, Mr. Haifeng Yan as a member of the Company’s audit committee and Mr. Haijin Cheng as a member of each of the Company’s compensation committee and nominating and corporate governance committee, effective July 31, 2023. After the change, the Company’s audit committee consists of Mr. Haijin Cheng, Mr. Haifeng Yan and Mr. Jack Xu and is chaired by Mr. Cheng; the Company’s compensation committee consists of Mr. Jack Xu, Mr. Jie Chen and Mr. Haijin Cheng and is chaired by Mr. Xu; the Company’s nominating and corporate governance committee consists of Mr. Jack Xu, Mr. Frank Lin and Mr. Haijin Cheng and is chaired by Mr. Xu. The Company maintains an eight-person board with five independent directors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tuniu Corporation
By:	/s/ Anqiang Chen
Name:	Anqiang Chen
Title:	Financial Controller

Date: July 31, 2023